APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Phoenix Hospitality LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Chow Now Sales	
Chow Now Refunds	-142.90
Chow Now Sales - Other	68,266.40
Total Chow Now Sales	68,123.50
Door Dash Sales	43,467.75
Food Sales	59,548.86
Grub Hub Sales	18,987.19
Snap Town Sales	
Snap Town Refunds	-55.70
Snap Town Sales - Other	7,689.81
Total Snap Town Sales	7,634.11
Uber Sales	
Uber Sales Promos	-11.00
Uber Sales - Other	18,702.92
Total Uber Sales	18,691.92
Total Income	216,453.33
Cost of Goods Sold	
Chow Now Fees	4,219.26
Cost of Sales	73,843.54
Door Dash Commission	7,512.12
Food Delivery Expense	397.98
Food Purchases	4,181.63
Grub Hub Service Fees	2,586.38
Restaurant Supplies	1,682.31
Snap Town Fees	124.02
Uber Eats Commissions	659.74
Uber Eats Fees	3,384.20
Total COGS	98,591.18
Gross Profit	117,862.15
Expense	
Accounting	2,900.00
Advertising and Promotion	1,463.58
Auto Mileage Expense	5,756.00
Bank Fees	11.70
Bank Service Charges	447.55
Business Licenses and Permits	792.44
Cell & Internet Expense	4,265.73
Charitable Contribution	110.00
Dues & Subscriptions	180.00
Equipment Expense	125.00
Insurance Expense	392.90
Interest Expense	890.72
Meals Expense	1,284.18
Misc Expense	19.74
Office Supplies	672.41
Online Ordering Expense	846.00
Payroll Expenses	
Consulting Expense	2,570.00
Officer Wages	22,000.00
Payroll Tax Expense	4,881.99
Salaries & Wages Expense	27,334.00
Payroll Expenses - Other	157.12
Total Payroll Expenses	56,943.11

Phoenix Hospitality LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Postage & Delivery	82.32
Propane Expense	48.30
Rent Expense	19,063.54
Tax Expense	97.97
Tolls Expense	125.00
Travel Expense	484.89
Uniforms	475.20
Utilities	220.00
Website Expense	170.85
Total Expense	**97,869.13**
Net Ordinary Income	**19,993.02**
Other Income/Expense	
Other Income	
Gain (Loss) on Sale of Asset	2,700.00
Sales Tax Discount	58.62
Total Other Income	**2,758.62**
Net Other Income	**2,758.62**
Net Income	**22,751.64**

Phoenix Hospitality LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	24,593.99
Total Checking/Savings	24,593.99
Other Current Assets	
Due from VA Sales Tax	775.98
Total Other Current Assets	775.98
Total Current Assets	25,369.97
TOTAL ASSETS	**25,369.97**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Door Dash Loan	2,738.63
Meals Tax Payable	694.55
Payroll Liabilities	720.63
Sales Tax Payable	1,041.83
SBA Loan	4,776.00
Total Other Current Liabilities	9,971.64
Total Current Liabilities	9,971.64
Long Term Liabilities	
Trailer Loan	3,019.70
Total Long Term Liabilities	3,019.70
Total Liabilities	12,991.34
Equity	
Member 1 Draw	-3,213.45
Member 2 Draw	-3,213.45
Retained Earnings	-3,946.11
Net Income	22,751.64
Total Equity	12,378.63
TOTAL LIABILITIES & EQUITY	**25,369.97**

Phoenix Hospitality LLC
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	22,751.64
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from VA Sales Tax	-775.98
Door Dash Loan	2,738.63
Meals Tax Payable	409.11
Payroll Liabilities	720.63
Sales Tax Payable	587.87
SBA Loan	-24.00
Net cash provided by Operating Activities	26,407.90
INVESTING ACTIVITIES	
Accumulated Depreciation	-3,418.49
Trailer	3,418.49
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Trailer Loan	-48.79
Member 1 Draw	-3,213.45
Member 1 Equity	-380.11
Member 2 Draw	-3,213.45
Member 2 Equity	-380.11
Net cash provided by Financing Activities	-7,235.91
Net cash increase for period	19,171.99
Cash at beginning of period	5,422.00
Cash at end of period	**24,593.99**

Phoenix Hospitality LLC
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
C&C Cash Sales	0.00
C&C CC Sales	0.00
Catering Income	329.55
Chow Now Sales	22,767.68
Cookies & Cream Income	102,542.25
Door Dash Sales	47,123.79
Grub Hub Sales	12,801.57
Uber Sales	26,005.05
Wix Sales	
Door Dash Tips	-587.73
Wix Sales - Other	204,480.64
Total Wix Sales	203,892.91
Total Income	415,462.80
Cost of Goods Sold	
Chow Now Fees	817.96
Cost of Sales	
Ice Cream	19,707.70
Cost of Sales - Other	126,082.69
Total Cost of Sales	145,790.39
Door Dash Commission	13,572.41
Grub Hub Service Fees	4,221.34
Merchant Account Fees	3,323.69
Restaurant Supplies	956.08
Uber Eats Commissions	719.73
Uber Eats Fees	5,350.14
Wix Fees	
Door Dash Drive Fees	559.20
Wix Fees - Other	8,471.05
Total Wix Fees	9,030.25
Total COGS	183,781.99
Gross Profit	231,680.81
Expense	
Accounting	4,378.00
Advertising and Promotion	2,424.02
Amortization Expense	2,713.00
Auto Mileage Expense	9,775.30
Bank Fees	100.40
Business Licenses and Permits	1,301.45
C&C Credit Card Fees	45.82
Cell & Internet Expense	5,378.25
Charitable Contribution	1,933.62
Computer and Internet Expenses	100.00
Depreciation Expense	21,233.00
Dues & Subscriptions	1,674.81
Gift Given	68.30
Insurance Expense	2,875.52
Interest Expense	3,645.60
Meals Expense	4,866.95
Misc Expense	20.12
Moving Expense	58.56
Office Supplies	244.21
Online Ordering Expense	852.91

Phoenix Hospitality LLC
Profit & Loss
January through December 2022

	Jan - Dec 22
Payroll Expenses	
Officer Wages	34,000.00
Payroll Tax Expense	13,459.52
Salaries & Wages Expense	97,737.86
Tips	3,094.02
Payroll Expenses - Other	575.75
Total Payroll Expenses	148,867.15
Postage & Delivery	169.29
Professional Fees	35.00
Rent Expense	12,280.50
Repairs and Maintenance	2,067.97
Security Expense	199.99
Subcontractors	600.00
Tax Expense	211.43
Tolls Expense	335.00
Uniforms	1,171.31
Utilities	5,823.60
Website Expense	318.85
Total Expense	235,769.93
Net Ordinary Income	-4,089.12
Other Income/Expense	
Other Income	
Cash Rewards	611.43
Grant Income	10,500.00
Sales Tax Discount	169.67
Total Other Income	11,281.10
Net Other Income	11,281.10
Net Income	**7,191.98**

Phoenix Hospitality LLC
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	26,580.15
Cash- Register-Petty Cash	1,233.82
Total Checking/Savings	27,813.97
Total Current Assets	27,813.97
Fixed Assets	
Accumulated Amortization	-2,713.00
Accumulated Depreciation	-21,233.00
Furniture and Equipment	20,225.00
Ice Cream Trailer	1,555.00
Trailer	5,500.00
Total Fixed Assets	3,334.00
Other Assets	
Goodwill	69,775.00
Security Deposits Asset	2,000.00
Total Other Assets	71,775.00
TOTAL ASSETS	**102,922.97**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express CC	5,257.82
Bank of America Credit Card	8,948.85
Total Credit Cards	14,206.67
Other Current Liabilities	
Door Dash Loan	2,200.00
Due to Door Dash	1,009.35
Meals Tax Payable	954.64
Payroll Liabilities	2,353.21
Sales Tax Payable	1,551.93
SBA Loan	4,800.00
Security Deposits Liability	2,000.00
Total Other Current Liabilities	14,869.13
Total Current Liabilities	29,075.80
Long Term Liabilities	
Business Purchase Loan	53,055.56
Loan Haymarket Properties Group	20,000.00
Total Long Term Liabilities	73,055.56
Total Liabilities	102,131.36
Equity	
Member 1 Draw	-9,389.50
Member 2 Draw	-9,389.50
Retained Earnings	12,378.63
Net Income	7,191.98
Total Equity	791.61
TOTAL LIABILITIES & EQUITY	**102,922.97**

Phoenix Hospitality LLC
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	7,191.98
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from VA Sales Tax	775.98
American Express CC	5,257.82
Bank of America Credit Card	8,948.85
Door Dash Loan	-538.63
Due to Door Dash	1,009.35
Meals Tax Payable	260.09
Payroll Liabilities	1,632.58
Sales Tax Payable	510.10
SBA Loan	24.00
Security Deposits Liability	2,000.00
Net cash provided by Operating Activities	27,072.12
INVESTING ACTIVITIES	
Accumulated Amortization	2,713.00
Accumulated Depreciation	21,233.00
Furniture and Equipment	-20,225.00
Ice Cream Trailer	-1,555.00
Trailer	-5,500.00
Goodwill	-69,775.00
Security Deposits Asset	-2,000.00
Net cash provided by Investing Activities	-75,109.00
FINANCING ACTIVITIES	
Business Purchase Loan	53,055.56
Loan Haymarket Properties Group	20,000.00
Trailer Loan	-3,019.70
Member 1 Draw	-6,176.05
Member 2 Draw	-6,176.05
Retained Earnings	-6,426.90
Net cash provided by Financing Activities	51,256.86
Net cash increase for period	3,219.98
Cash at beginning of period	24,593.99
Cash at end of period	**27,813.97**

I, Carmen Sabia, certify that:

1. The financial statements of Phoenix Hospitality L.L.C. included in this Form are true and complete in all material respects; and
2. The tax return information of Phoenix Hospitality L.L.C. included in this Form reflects accurately the information reported on the tax return for Phoenix Hospitality L.L.C. for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Carmen Sabia*

Name: Carmen Sabia

Title: CEO